Cemtrex, Inc.

135 Fell Court

Hauppauge, NY 11788

Via EDGAR

January 10, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Bradley Ecker

CEMTREX INC

Registration Statement on Form S-3

Filed on December 20, 2024

File No. 333-283995

Dear Mr. Ecker:

I write on behalf of Cemtrex, Inc. (the “Company”) in response to Staff’s letter of January 8, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-3, filed December 20, 2024 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement on Form S-3 filed December 20, 2024

General

1.

We note multiple Schedule 13Gs have been filed in 2024. Please tell us what consideration you gave to including these persons or other potential beneficial owners of more than five percent of any class of your voting securities in the beneficial ownership table in your 2024 Form 10-K. Refer to Item 403 of Regulation S-K.

In response to this comment, the company filed an amended Form 10-K to include missing 5% shareholders.

2.	Please revise the registration statement to incorporate your 2024 Form 10-K and include an updated auditor’s consent.

In response to this comment, the Company filed an amended Form S-3 to incorporate its 2024 Form 10-K, as amended, and included an updated auditor’s consent.

Sincerely

/s/ Saagar Govil
Saagar Govil
Chief Executive Officer